Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 10/30/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: October 30, 2018

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 30th day of October, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

SEC Mail Processing
NOV 0 1 2018
Washington, DC

October 30, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Securities and Exchange Commission
Trading and Markets

NOV 0 1 2018

RECEIVED

Re: **MIAX PEARL, LLC ("PEARL")**
Amendment 2018-14 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-14 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit J – Updated Director Information
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit J

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1. **Officers of MIAX PEARL, LLC [No change]**

The following persons are the officers of the Exchange:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products

Name	Title
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

2. **Directors of MIAX PEARL, LLC** **[Updated]**

The following persons are the directors of the Exchange as of March 9, 2018:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
William T. Bergman	Non-Industry/ Independent	Class II – 2019	Vice President and Special Assistant to the President – Temple University
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2019	Attorney
H. Dale Herring	Industry	Class II – 2019	Real Estate Development
Benjamin Londergan	Industry/Member Representative	Class II – 2019	Managing Director Strategic Relationships and Market Ecosystem, PEAK6 Capital Management LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2019	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer

Name	Classification	Term of Office	Type of Business
Kurt M. Eckert	Industry	Class III – 2020	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2020	Board of Trustees – The Hun School of Princeton; President – Maxwell Place Condominium Association
Sebastiaan Koeling	Industry/Member Representative	Class III – 2020	Chief Executive Officer – Optiver US LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2020	Professional and Philanthropic Public Speaker
Richard Herr	Industry/Member Representative	Class I – 2021	Managing Director – Sandler O'Neill & Partners, L.P.
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2021	Attorney
Mark I. Massad	Industry	Class I – 2021	CEO – Dana Holdings BOA, Ltd.
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2021	President – Phoenix Ventures, LLC

3. <u>Committees of MIAX PEARL, LLC</u> [No Change]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

COMPENSATION COMMITTEE	
Name	**Classification**
Cynthia Schwarzkopf (Chair)	Non-Industry/Independent
William T. Bergman	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

Regulatory Oversight Committee	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

Appeals Committee	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Richard Herr	Industry/Member Representative

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of October 29, 2018, including the information set forth in items 1-6 above.

MIAX PEARL
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000
International Tele #:

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640
International Tele #:

Approval Date: 4/17/2017
PEARL Membership Activities:
MARKET MAKER

AMS DERIVATIVES B.V.

Amsterdam, 1077ZX
Strawinskylaan 3095
Netherlands
Tele #:
International Tele #: +31 20 708 7748

Approval Date: 10/26/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100
International Tele #:

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000
International Tele #:

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100
International Tele #:

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

CITI ORDER ROUTING AND EXECUTION, LLC

11 Ewall Street, Ste. 103
Mt. Pleasant SC 29464
Tele #: (843) 789-2080
International Tele #:

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000
International Tele #:

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco CA 94104

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

Tele #: (415) 293-3956 International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (847) 550-1730 International Tele #:

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 250-2500 International Tele #:

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661

Approval Date: 11/14/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 542-3231 International Tele #:

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (610) 617-2600 International Tele #:

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 902-1000 International Tele #:

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago IL 60605

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 347-8864 International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007

Approval Date: 4/5/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (212) 293-1444 International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER

Tele #: (312) 244-3300 International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 310-9500 International Tele #:

INTERACTIVE BROKERS LLC

Approval Date: 2/6/2017

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 618-5710 International Tele #:

J.P. MORGAN SECURITIES LLC

Approval Date: 2/6/2017

383 Madison Avenue
New York NY 10179

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 595-8471 International Tele #:

JANE STREET CAPITAL, LLC

Approval Date: 4/2/2018

250 Vesey Street - 6th Floor
New York NY 10281

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JANE STREET OPTIONS, LLC

Approval Date: 4/2/2018

250 Vesey Street - 6th Floor
New York NY 10281

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JEFFERIES LLC

Approval Date: 2/6/2017

520 Madison Avenue - 11th Floor
New York NY 10022

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 284-2300 International Tele #:

MATRIX EXECUTIONS, LLC

Approval Date: 2/6/2017

135 S. LaSalle Street, Ste. 300
Chicago IL 60603

PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 334-8000 International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (646) 743-1295 International Tele #:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway
NY3-222-12-05
New York NY 10038

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 449-1000 International Tele #:

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

Tele #: (212) 761-4000 International Tele #:

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

Tele #: (312) 821-9500 International Tele #:

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 413-2000 International Tele #:

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

Tele #: (312) 360-2440 International Tele #:

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York NY 10013

Approval Date: 9/12/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

Tele #: (212) 625-5700 International Tele #:

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 719-3000 International Tele #:

VIRTU FINANCIAL BD LLC

307 Camp Craft Road
Austin TX 78746

Approval Date: 7/2/2018
PEARL Membership Activities:
MARKET MAKER

Tele #: (800) 544-7508 International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 692-5000 International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 484-3000 International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (213) 688-8090 International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (704) 715-6133 International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 884-4000 International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER

Tele #: (312) 884-3490 International Tele #:

Total Firms 39

18-0330